

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

Bill Chen
Chief Executive Officer
LBBB Merger Corp.
667 Madison Avenue
New York, NY 10065

>   **Re: LBBB Merger Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-4**
>   **Filed December 13, 2023**
>   **File No. 333-268343**

Dear Bill Chen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

Nature's Miracle, Inc.
Notes to Unaudited Consolidated Financial Statements
Note 3 - Basis of presentation and summary of significant accounting policies
Segment reporting, page F-14

1.   We note your response to prior comment three. However, your response did not address how the discrete financial information of Visiontech and Hydroman is used in managing your business. Please tell us who looks at the discrete financial information of Visiontech and Hydroman. Tell us how that information is used and why you continue to track it. Tell us if budgets are prepared at the Visiontech and Hydroman level.

Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso